SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 December, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 11 December 2009 re:  Issue of New Ordinary Shares

120
/09

11
December

2009
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, HONG KONG, ISRAEL, JAPAN, THAILAND OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

LLOYDS BANKING GROUP PLC ANNOUNCES
THE ISSUE OF
107,740,591
 NEW ORDINARY SHARES
Lloyds Banking Group plc (the Group) hereby announces that it has today agreed to issue 107,740,591 new ordinary shares of 10 pence each fully paid (New Shares) to two of the Lloyds TSB Foundations in satisfaction of their entitlements in connection with the Group's placing and compensatory open offer in June 2009, pursuant to the Group's articles of association.

The Group has agreed to issue 36,259,231 New Shares at an issue price of 38.43 pence and 48,587,369 New Shares at an issue price of 37 pence to the Lloyds TSB Foundation of England and Wales, and 9,783,757 New Shares at an issue price of 38.43 pence and 13,110,234 New Shares at an issue price of 37 pence to the Lloyds TSB Foundation for Scotland.

Application has been made for admission of the New Shares to the Official List of the UK Listing Authority and for the admission of the New Shares to trading on the main market of the London Stock Exchange.

 The New Shares are expected to be issued, and dealings in the New Shares are expected to commence, at or around 8:00 am on 14 December 2009.

This announcement and the information contained herein is not for publication or distribution, directly or indirectly, to persons in
the
United States, Hong Kong, Israel, Japan, Thailand or in any jurisdiction in which such publication or distribution is unlawful.

 No public offer of securities of
the Group
is being made in the
United Kingdom
,

the
United States
 or elsewhere.

In particular, the
New
Shares referred to in this announcement have not been and will not be registered under the
United States
Securities Act
of 1933
and may not be offered, sold or transferred in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the
 United States
Securities Act
 of 1933
.

The securities mentioned herein may not be offered, sold, resold, transferred or delivered, directly or indirectly, in any jurisdiction in which it would be unlawful to do so
absent registration or an applicable exemption from the registration requirements of the relevant laws of any such jurisdiction
.

There will be no public offer of such securities in any
jurisdiction in which such offer would be unlawful
.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

The
New
Shares
referred to in this announcement
will not be admitted to trading on any stock

exchange other than the London Stock Exchange
.

The contents of
the
 Group's website do not form part of this announcement.

The contents of this announcement are not to be construed as legal, financial, business or tax advice. Each prospective investor should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

- END -

For further information:

Investor Relations
Michael Oliver

+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe

+44 (0) 20 7356
1571
Head of Investor Relations
Email:
douglas.radcliffe
@ltsb-finance.co.uk

Media Relations
Ross Keany

+44 (0) 131 243 7195
Senior
Media Relations Manager
Email:
ross_keany@bankofscotland.co.uk

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.

 By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.

The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  11 December, 2009